Brinker Capital Destinations Trust

1055 Westlakes Drive

Suite 250

Berwyn, PA 19312

www.destinationsfunds.com

February 12, 2025

FILED AS EDGAR CORRESPONDENCE

Ms. Megan Miller

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Brinker Capital Destinations Trust – Form N-CSR Filing

Dear Ms. Miller:

On behalf of Brinker Capital Destinations Trust (the “Trust”), this Correspondence responds to the follow-up comments that you provided via telephone on December 2, 2024 and on January 13, 2025 to Morgan, Lewis & Bockius LLP (“Morgan Lewis”) as counsel for the Trust, regarding the Correspondence filed by the Trust on November 26, 2024 (the “First Correspondence”). The First Correspondence was filed in response to your initial comments on the Trust’s certified annual shareholder report filed with the Securities and Exchange Commission on May 3, 2024, which covers the various series of the Trust (each a “Fund”) that were active for the reporting period ended February 29, 2024. For your convenience, we have aggregated the comments you provided during the December 2, 2024 and January 13, 2025 calls into this single Correspondence.

1.	Comment. Your response to Comment No. 5 in the First Correspondence mentions the functional equivalent of the “principal executive officer” and “principal financial officer.” Please include the titles of “principal executive officer” and “principal financial officer” in a parenthetical under the signatures to indicate that the title of “President” is considered to be the functional equivalent of the “principal executive officer” title, and the title of “Chief Financial Officer” is considered to be the functional equivalent of the “principal financial officer.”

Response.          In response to your comment, the Trust expects to include a parenthetical under each of the signatures with the titles of “principal executive officer” and “principal financial officer” in future shareholder reports.

2.	Comment. With respect to Comment No. 3 in the First Correspondence, please explain supplementally why the $13.8 million in net exposure to over-the-counter derivative instruments is not collateralized.

Response.          For the over-the counter derivatives positions with Goldman Sachs & Co. (“Goldman”), the positions are, in fact, collateralized, as evidenced in the Statement of Assets and Liabilities in the “Deposits with counterparty” line item on page 347 of the annual shareholder report. These amounts are present in the custodian’s segregated collateral account but were not included in Note 5 to the Financial Statements because the positions were at a net gain position as of the reporting time. The “Other Cash Collateral” column of the table is footnoted to explain that actual collateral received or pledged might be more than the amount shown in the table due to overcollateralization. For the over-the-counter derivative positions with Morgan Stanley Capital Services LLC (“Morgan Stanley”), there was no collateral present in the custodian’s segregated collateral account because the positions were also net positive as of the reporting time (i.e., where Morgan Stanley would owe the Fund money if the positions were liquidated at current value).

3.	Comment. With respect to the over-the-counter derivatives positions with Goldman, please explain how excluding the collateral received meets the requirements of ASC 210-20-55-13.

Response.          In response to your comment, the Trust reviewed the information provided within the Financial Statements. Please note that the Trust's policy is to present gross balances for derivative assets and liabilities in accordance with ASC 210-50.3(d)(1)(i), which is disclosed in Note 5 (q) to the Financial Statements. The collateral balance in question is collateral pledged by the Fund to the counterparty and is represented as an asset of the Fund in the Statement of Assets and Liabilities in the “Deposits with counterparty” line item on page 347 of the annual shareholder report in accordance with ASC 210-50-3(d)(2)). The nature of that asset is described in the second paragraph of Note 5(q) to the Financial Statements. The Fund was in a net gain position on the swap contracts held by the counterparty and, as such, the collateral balance was excluded from the offsetting table in accordance with ASC 210-20-55-13. In other words, If the pledged collateral had been included in the offsetting table, it would be considered an overcollateralization because the derivative positions were in a net unrealized gain position.

4.	Comment. With respect to the over-the-counter derivatives positions with Morgan Stanley, it appears that both Goldman and Morgan Stanley are in a net positive position for total return swaps. Please explain if there are other contracts that are subject to the offset that do not appear in the offsetting tables. If not, please explain why collateral posting terms differ between counterparties that are in a net positive position.

Response.          There are individual Confirmations for specific transactions associated with the ISDAs and CSAs between Morgan Stanley and Goldman Sachs that vary by trade and may impact initial margin and variation margin and thereby impact offsets. Collateral posting terms often differ between swap dealers and their counterparties because each swap dealer negotiates its collateral posting terms based on a variety of factors, including creditworthiness, regulatory obligations, operational capabilities, the amount of transactions expected from the swap dealer’s counterparties and a variety of other factors that impact the customization of the collateral posting agreement between the swap dealer and its counterparties. In this scenario the collateral posting terms negotiated in the Morgan Stanley ISDA and CSA differ from the collateral posting terms negotiated in the Goldman Sachs ISDA and CSA, resulting in variations between the net positive positions for each.

5.	Comment. Going forward, please explain in the notes to the Financial Statements what the “Cash held at Broker” line item represents in the Statement of Assets and Liabilities.

Response.          The Trust anticipates including language going forward that will provide an explanation in the Notes to the Financial Statements what the “Cash held at Broker” line item represents in the Statement of Assets and Liabilities.

If you have any questions, need any additional information or would like any clarification, please contact Lauren Engel at Morgan Lewis & Bockius LLP at (215) 963-5503.

Very truly yours,

/s/ Brian Ferko
Brian Ferko